Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi appoints new leaders to Executive Committee and announces future Chair of EUROAPI

*	Viviane Monges joins Sanofi as Chair of the Supervisory Board of EUROAPI

*	Roy Papatheodorou appointed EVP, General Counsel and Head of Legal, Ethics & Business Integrity

*	Brendan O’Callaghan appointed EVP, Global Head of Industrial Affairs

Paris (France) – July 29, 2021 – Karen Linehan and Philippe Luscan, who have led Legal, Ethics & Business Integrity (LEBI) and Industrial Affairs at Sanofi for the last 14 and 13 years respectively have decided to retire. Karen will retire on December 31, 2021 and Philippe later in 2022. Sanofi has appointed Roy Papatheodorou and Brendan O’Callaghan as their respective replacements, joining the company’s Executive Committee.

Additionally, Viviane Monges will join EUROAPI, a future leading European company dedicated to the development, production, and marketing of active pharmaceutical ingredients (API), as an independent non-executive Chair of the Supervisory Board. She will serve as Chair of the Board of Directors upon transformation of EUROAPI into a société anonyme, in compliance with applicable corporate governance regulations.

Together, these appointments underscore the company’s strategy to further increase the diversity and cultural backgrounds of the executives leading Sanofi’s modernization.

“These new appointments, a mix of internal promotion and newcomers to our company, bring three highly qualified international leaders with world-class pharma expertise, and a passion for engaging and leading teams across large organizations. Brendan and Roy will be a great addition to our Executive Committee,” said Paul Hudson, Chief Executive Officer at Sanofi. “Also, Viviane, with her truly international experience working with companies both in the private and public sectors will be breaking new ground as chair of a future French company that is set to become one of the world’s leading API companies. I thank both Philippe and Karen for their many contributions over the years.”

Viviane Monges, independent non-executive Chair of the Supervisory Board

Viviane Monges’ appointment is with immediate effect. A French national, Viviane’s career has spanned across several industries. She was CFO of the Business Excellence Division at Nestlé. Prior to that, she spent nearly two decades leading financial operations in three pharmaceutical companies. She served as Group CFO at Galderma S.A., a multinational dermatology company. She was EMEA CFO and then Global CFO of the OTC Division at Novartis. At Wyeth Pharmaceuticals/Pfizer she served as CFO of the Global Pharma Business unit. She also worked for Agence France-Presse from 1990 to 1995.

She is currently an independent Director at several pharmaceutical companies: UCB, Novo Holdings, DBV Technologies, ADC Therapeutics, and Pharvaris. She also served on the Board of Idorsia from 2018 to 2021.

Roy Papatheodorou, Executive Vice President, General Counsel & Head of Legal, Ethics & Business Integrity (LEBI)

Roy Papatheodorou, with dual Cypriot and Italian nationalities, will take over the role of Sanofi’s General Counsel and member of the Executive Committee on February 1, 2022. He will replace Karen Linehan who will be retiring from Sanofi at the end of 2021 after a long and successful career in the company. Roy joins Sanofi from Novartis, where he is the General Counsel of Novartis Pharmaceuticals. Roy brings a wealth of experience in leading global and diverse high performing teams, having also headed the Legal Transactions team at Novartis and having previously been the General Counsel of the Actavis Group, one of the largest generic companies at the time. He started his career at international law firm Linklaters, where he specialized in international M&A, corporate, and private equity based in London, with time also spent in Russia and Brazil.

Brendan O’Callaghan, Executive Vice President, Global Head of Industrial Affairs

Brendan O’Callaghan, an Irish citizen, will become the new Global Head of Industrial Affairs and member of the Executive Committee as of October 1, and will take over from Philippe Luscan who will be retiring from Sanofi after 32 years of dedicated service to the company. Brendan is currently Sanofi’s Global Head of its Biologics Platform and the Industrial Affairs head of its Specialty Care portfolio. He has been responsible for the development and acceleration of Sanofi’s biologics manufacturing capacity and is leading world class manufacturing sites like Framingham (recently awarded with the “Facility of the Year” for its digitally enabled continuous biomanufacturing facility). Brendan joined Sanofi in 2015 from Merck where he had served as Head of Biologics and later Vice President of their EMEA Operations after a few years working at Schering-Plough.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Media Relations Contacts

Ashleigh Koss

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Ashleigh.Koss@sanofi.com

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Sandrine.Guendoul@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

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Investor Relations Contacts North America

Felix Lauscher

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Suzanne Greco

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investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2020. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.